

SECURITIES AND EXCHANGE COMMISSION
05041319

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-25570



FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Baytide Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

415 South Boston, Suite 500
(No. and Street)

Tulsa	Oklahoma	74103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Beverly L. Young 918-585-8150
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Steve A. McCurley, CPA, P.C.
(Name – *if individual, state last, first, middle name*)

3727 East 31st Street	Tulsa	Oklahoma	74135
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 3 1 2005
THOMSON FINANCIAL

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Beverly L. Young, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Baytide Securities Corporation, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
MAR 2 2 2005
WASH, D.C. 185 SECTION

BAYTIDE SECURITIES CORPORATION
(A Majority-Owned Subsidiary of
Baytide Petroleum, Inc.)

FINANCIAL STATEMENTS AND INDEPENDENT
AUDITOR'S REPORT
YEARS ENDED DECEMBER 31, 2004 AND 2003

AND

SUPPLEMENTARY INFORMATION
YEAR ENDED DECEMBER 31, 2004

AND

INDEPENDENT AUDITOR'S REPORT ON
INTERNAL CONTROL

BAYTIDE SECURITIES CORPORATION
(A Majority-Owned Subsidiary of Baytide Petroleum, Inc.)

Contents

STEVE A. McCURLEY, CPA, P.C.
3727 East 31st Street
TULSA, OK 74135

918-492-8322

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholders
Baytide Securities Corporation
Tulsa, Oklahoma

We have audited the accompanying balance sheets of Baytide Securities Corporation (a majority-owned subsidiary of Baytide Petroleum, Inc.) as of December 31, 2004 and 2003, and the related statements of operations, stockholders' equity and cash flow for the two years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Baytide Securities Corporation as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the two years then ended, in conformity with generally accepted accounting principles.

Baytide Securities Corporation
March 21, 2005

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the supplementary information on pages 10 through 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Steve A. McCurley, CPA, P.C.
Tulsa, Oklahoma

March 21, 2005

BAYTIDE SECURITIES CORPORATION
(A Majority-Owned Subsidiary of Baytide Petroleum, Inc.)

BALANCE SHEET

DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS		
CURRENT ASSETS:		
Cash	$ 6,093	$ 2,640
Certificate of deposit	10,000	10,000
Cash and cash equivalents	16,093	12,640
Accrued interest receivable	-	-
Marketable securities, at fair value	15,408	14,640
	$ 31,501	$ 27,280
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts Payable	$ -	$ -
STOCKHOLDERS' EQUITY (Note D):		
Common stock, $1 par value: Authorized, 21,000 shares, Issued and outstanding, 11,000 shares	$ 11,000	$ 11,000
Additional paid-in capital	101,160	94,160
Retained deficit	(80,659)	(77,880)
	$ 31,501	$ 27,280
	$ 31,501	$ 27,280

See Independent Auditors' Report. The accompanying notes are an integral part of the financial statements.

BAYTIDE SECURITIES CORPORATION
(A Majority-Owned Subsidiary of Baytide Petroleum, Inc.)

STATEMENT OF OPERATIONS

FOR THE YEARS ENDING
DECEMBER 31, 2004 AND 2003

	2004	2003
REVENUES:		
Interest income	$ 92	$ 109
Unrealized gain on securities	768	-
	860	109
EXPENSES (Note B):		
General and administrative	2,550	2,009
Filing fees and franchise taxes	414	774
Unrealized loss on securities	-	660
Professional services	675	1,760
	3,639	5,203
NET LOSS	$(2,779)	$(5,094)

See Independent Auditors' Report. The accompanying notes are an integral part of the financial statements.

BAYTIDE SECURITIES CORPORATION
(A Majority-Owned Subsidiary of Baytide Petroleum, Inc.)

STATEMENT OF STOCKHOLDERS' EQUITY

FOR THE YEARS ENDING
DECEMBER 31, 2004 AND 2003

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total Stock-holders' Equity
BALANCE, 12/31/02	$ 11,000	$ 88,660	$(72,786)	$ 26,874
Net Loss	-	-	(5,094)	(5,094)
Capital contributions from parent	-	5,500	-	5,500
BALANCE, 12/31/03	11,000	94,160	(77,880)	27,280
Net Loss	-	-	(-)	(-)
Capital contributions from parent	-	7,000	(2,779)	4,221
BALANCE, 12/31/04	$ 11,000	$ 101,160	$(80,659)	$ 31,501

See Independent Auditors' Report. The accompanying notes are an integral part of the financial statements.

BAYTIDE SECURITIES CORPORATION
(A Majority-Owned Subsidiary of Baytide Petroleum, Inc.)

STATEMENT OF CASH FLOWS

FOR THE YEARS ENDING
DECEMBER 31, 2004 AND 2003

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$(2,779)	$(5,094)
Non cash items included in net loss:		
(Increase) Decrease in marketable securities	(768)	660
(Increase) Decrease in accrued interest receivable	-	-
(Decrease) Increase in accounts payable	(-)	(-)
Net cash used by operating activities	(3,547)	(4,434)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contributions from Parent Company	7,000	5,500
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	3,453	1,066
CASH AND CASH EQUIVALENTS, beginning of year	12,640	11,574
CASH AND CASH EQUIVALENTS, end of year	$ 16,093	$ 12,640

See Independent Auditors' Report. The accompanying notes are an integral part of the financial statements.

BAYTIDE SECURITIES CORPORATION
(A Majority-Owned Subsidiary of Baytide Petroleum, Inc.)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004 AND 2003

A. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Organization

Baytide Securities Corporation (the Company) was organized January 7, 1980 under the laws of the State of Oklahoma and began operations in 1981. The Company is engaged in the sale of limited partnership interest, principally in partnerships in which Baytide Petroleum, Inc. (the Parent) acts as general partner. The limited partnerships are generally engaged in the exploration and development of oil and gas properties.

2. Commissions

The Company receives sales commissions, which are based upon a percentage of the total unit value of partnership interests it has sold. Commissions earned are recognized as revenue as limited partner capital contributions are received by the program sponsor, generally upon the closing of the program.

3. Income Taxes

Income taxes are computed based on the provisions of Accounting Principles Board Opinion No. 11 and do not reflect the impact of adopting Statement of Financial Accounting Standard No. 96, "Accounting for Income Taxes." The new statement significantly changes the accounting for deferred income taxes. However, since the Company does not have any significant temporary differences between financial statement amounts and tax basis amounts, which give rise to deferred income taxes, the new statement will not have a significant effect on the Company.

The Company files a separate income tax return.

4. Marketable Securities

The marketable securities are carried at fair value, which is based upon quoted market prices at December 31, 2004 and 2003.

5. Statement of Cash Flows

The Statements of Cash Flows for the years ended December 31, 2004 and 2003, is presented based on the provisions of Statement of Accounting Standards No. 95, "Statement of Cash Flows."

For purposes of reporting cash flows, cash and cash equivalents include cash in banks and certificates of deposits.

B. RELATED PARTY TRANSACTIONS

The Company shares office facilities and personnel with its Parent. No allocation of expenses for shared office facilities, personnel and general office administration was made in 2004 or 2003.

C. MINIMUM NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined. At December 31, 2004 and 2003, the Company had net capital and net capital requirements of $ 31,501 and $ 27,280, respectively.

STEVE A. McCURLEY, CPA, P.C.
3727 East 31st Street
TULSA, OK 74135

918-492-8322

SUPPLEMENTAL INFORMATION

Board of Directors and Stockholders
Baytide Securities Corporation
Tulsa, Oklahoma

The primary purpose of our audit was to formulate an opinion on the financial statements of Baytide Securities Corporation (A Majority-Owned Subsidiary of Baytide Petroleum, Inc.) as of December 31, 2004 and 2003. The accompanying additional financial information, while not considered necessary for a fair presentation of financial position and results of operations, is presented for supplementary analysis purposes. Our audit of the financial statements for the years ended December 31, 2004 and 2003, was made in accordance with generally accepted auditing standards, and accordingly, included such tests of the accounting records from which the additional financial information was compiled and such other procedures as we considered necessary under the circumstances.

In our opinion, such additional financial information is presented fairly, in all material respects, in relation to the financial statements of Baytide Securities Corporation for the years ended December 31, 2004 and 2003.

Steve A. McCurley, CPA, P.C.

Steve A. McCurley, CPA, P.C.
Tulsa, Oklahoma

March 21, 2005

BAYTIDE SECURITIES CORPORATION
(A Majority-Owned Subsidiary of Baytide Petroleum, Inc.)

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

FOR THE YEARS ENDING
DECEMBER 31, 2004 AND 2003

	2004	2003
Subordinated Liabilities	$ -	$ -

STEVE A. McCURLEY, CPA, P.C.
3727 East 31st Street
TULSA, OK 74135

918-492-8322

Exemption from Rule 15c3-3

Baytide Securities Corporation is exempt from the provisions of Rule 15c3-3 based on Section (k)(2)(i) of the rule whereas the Company carries no margin accounts; the Company promptly transmits all customer funds and delivers all securities received in connection with their activities as a broker or dealer; the Company does not otherwise hold funds or securities for or owe money or securities to, customers and effectuates all financial transactions between the broker their customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of the Customer.

BAYTIDE SECURITIES CORPORATION
(A Majority-Owned Subsidiary of Baytide Petroleum, Inc.)

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT
TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEARS ENDING
DECEMBER 31, 2004 AND 2003

	2004	2003
NET CAPITAL		
Total stockholders' equity qualified for net capital	$ 31,501	$ 27,280
Add: Allowable subordinated liabilities	-	-
Less: Nonallowable assets	(7,224)	(5,527)
Net capital	24,277	21,753
Net capital requirement (Note D)	5,000	5,000
Net Capital in Excess of Requirement	$ 19,277	$ 16,753
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital requirement 6-2/3 % of aggregate indebtedness	$ -	$ -
Minimum net capital requirement	$ 5,000	$ 5,000
Net capital requirement = the greater of 6-2/3 % of aggregate indebtedness or $ 5,000.00	$ 5,000	$ 5,000
AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness	$ -	$ -
Ratio of aggregate indebtedness to net capital	N/A	N/A
Percentage of debt to debt-equity	N/A	N/A

BAYTIDE SECURITIES CORPORATION
(A Majority-Owned Subsidiary of Baytide Petroleum, Inc.)

Schedule II
Reconciliation of Net Capital with
Company's Computation
(included in Part IIA of Form X-17A-5)

FOR THE YEARS ENDING
DECEMBER 31, 2004 AND 2003

	2004	2003
Net capital as reported in Company's Part IIA (unaudited) FOCUS report	$ 24,277	$ 21,753
Reduction in payable to non-customers	-	-
Net increase in non-allowable assets	-	-
Adjustment for memorialization of issuance of stock certificates	-	-
Adjustment for Accounts Payable not recorded at year end	-	-
Adjustments to Paid In Capital:		
Checks held for deposit representing contributed capital which were void as of year end	-	-
Portion of Paid In Capital reclassified as Advance from Issuer or Loan from Shareholder	-	-
Net audit adjustments affecting retained earnings	-	-
Net Capital	$ 27,277	$ 21,753

STEVE A. McCURLEY, CPA, P.C.
3727 East 31st Street
TULSA, OK 74135

918-492-8322

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING

CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors and Stockholders
Baytide Securities Corporation
Tulsa, Oklahoma

We have audited the financial statements of Baytide Securities Corporation for the year ended December 31, 2004, and have issued our report thereon dated March 21, 2005. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements. Our study and evaluation was more limited than would be necessary to express an opinion on the system of internal accounting control taken as a whole.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Baytide Securities Corporation that we considered relevant to the objectives stated in Rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(11), and (ii) the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or (ii) in complying with the requirements for prompt payment for securities of Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commissions' aforementioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

Our study and evaluation made for the limited purposes described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Baytide Securities Corporation taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

* * * * * * * *

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission and the National Association of Securities Dealers and should not be used for any other purpose.



Steve A. McCurley, CPA, P.C.
Tulsa, Oklahoma

March 21, 2005